FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

12 May 2011

HSBC BANK CANADA
FIRST QUARTER 2011 RESULTSW

·	Profit attributable to common shareholders was C$142m for the quarter ended 31 March 2011, an increase of 6.8% over the same period in 2010.

·	Return on average common equity was 16.6% for the quarter ended 31 March 2011 compared with 16.2% for the same period in 2010.WW

·	The cost efficiency ratio was 57.0% for the quarter ended 31 March 2011 compared with 52.2% for the same period in 2010.

·	Total assets were C$79.1bn at 31 March 2011 compared with C$78.8bn at 31 March 2010.

·	Total assets under administration increased to C$33.2bn at 31 March 2011 from C$32.4bn at 31 March 2010.

·	Tier 1 capital ratio of 13.4% and a total capital ratio of 16.2% at 31 March 2011 compared to 12.3% and 14.8% respectively at 31 March 2010.WW

W
Results are based on the unaudited financial statements for the period, prepared in accordance with International Financial Reporting Standards, which the bank adopted on 1 January 2011. All comparative figures, which were previously reported under Canadian generally accepted accounting principles, have been restated. Please refer to the unaudited financial statements and notes in our First Quarter 2011 Report to Shareholders.

The abbreviations "C$m" and "C$bn" represent millions and billions of Canadian dollars, respectively.

WW	Calculated using guidelines issued by the Office of the Superintendent of Financial Institutions (“OSFI”) in accordance with Basel II capital adequacy framework.

Financial Commentary

Overview

HSBC Bank Canada recorded profit for the period of C$160m for the first quarter of 2011, an increase of C$6m, or 3.9% compared with profit of C$154m for the first quarter of 2010. Profit attributable to common shareholders of C$142m was recorded for the quarter ended 31 March 2011, an increase of C$9m, or 6.8% over the first quarter of 2010. The increase was primarily due to higher fee income and lower loan impairment charges, partially offset by lower net interest income and increased operating expenses. A reduction in statutory tax rates also contributed to the increase in profit for the period.

Commenting on the results, Lindsay Gordon, President and Chief Executive Officer of HSBC Bank Canada, said:

"Improving economic conditions, a reduction in credit losses and HSBC's strong business fundamentals delivered continued solid operating results for the first quarter. We continued to focus on generating growth, building on our global capabilities to meet our customer needs, while maintaining strong capital and liquidity levels.

"We expect the economy to show modest but continued improvement through 2011 and HSBC is well placed to support our clients' growth ambitions as the Canadian employment picture improves and trade with emerging markets increases."

Analysis of Consolidated Financial Results for the First Quarter of 2011

Net interest income for the first quarter of 2011 was C$382m, compared with C$394m for the first quarter of 2010, a decrease of C$12m, or 3.0%. The decrease was primarily due to spread compression resulting from competitive pressures and lower loan volumes, resulting from reduced commercial borrowings and Consumer Finance receivables, as well as our strategic initiatives to reduce commercial real estate concentration. These decreases were partially offset by the benefit from increases in the Bank of Canada interest rates impacting the bank's prime rate-based assets.

Net fee income for the first quarter of 2011 was C$163m, compared with C$146m for the first quarter of 2010, an increase of C$17m, or 11.6%. Fees from funds under management, credit facilities and brokerage commissions increased by C$18m, due to stronger sales and increased equity values in the wealth management business, higher volumes of bankers' acceptances and standby credits and increased international trade activity in commercial banking. These were partially offset by a decrease in corporate finance fees compared to the prior period.

Net trading income for the first quarter of 2011 was C$37m, compared with C$36m for the first quarter of 2010. The main factor contributing to the slight increase in the current period was an increase in foreign exchange trading revenue as a result of specific marketing initiatives to increase customer transaction volumes.

Net loss from financial instruments designated at fair value. The bank records certain subordinated debentures, deposits and liabilities of subsidiaries at fair value. As credit spreads continued to narrow in the first quarter of 2011, the change in fair value of these balances resulted in an expense of C$8m in the period, which was unchanged from the same quarter in 2010.

Gains less losses from financial investments for the first quarter of 2011 were C$16m, compared with C$3m for the first quarter of 2010, an increase of C$13m. The increase was due to the disposal of the bank's available-for-sale preferred share portfolio, combined with higher gains on certain government bonds and bank debt securities sold in the current quarter.

Other operating income for the first quarter of 2011 was C$40m, compared with C$42m for the first quarter of 2010, a decrease of C$2m, or 4.8%. The decrease is primarily due to a decrease in recoveries related to the delivery of technology services to other HSBC Group companies, with the related expenses recorded in "total operating expenses" below.

Loan impairment charges and other credit risk provisions of C$49m were recorded in the first quarter of 2011 compared with C$69m for the first quarter of 2010. Although conditions remain uncertain, the decrease in loan impairment charges in 2011 compared to 2010 was due to a decrease in individually assessed impairment charges on the bank's commercial loan portfolio and lower collectively assessed allowances on the consumer finance portfolio as a result of lower receivable balances and lower delinquencies.

Total operating expenses for the first quarter of 2011 were C$359m, compared with C$320m for the first quarter of 2010, an increase of C$39m, or 12.2%. Salaries and employee benefits increased by C$28m, primarily due to increases in commissions and performance-based incentives as a result of better underlying performance, higher full-time salaries and an increase in the post-retirement benefits expense as a result of enhancements to certain of the bank's pension plans. The remainder of the increase over the first quarter of 2010 was due to higher technology and service charges, including expenses related to the delivery of technology services to other HSBC Group companies (with the associated revenue included in "other operating income" above) and higher outside service costs, partially offset by lower premises and equipment costs.

Income tax expense. The effective tax rate in the first quarter of 2011 was 28.3%, compared with 31.3% in the first quarter of 2010. The decrease in the current quarter was largely due to a reduction in statutory tax rates.

Statement of Financial Position

Total assets at 31 March 2011 were C$79.1bn, an increase of C$1.1bn from 31 December 2010, primarily due to a C$0.5bn increase in trading assets and a C$0.7bn increase in loans and advances to customers. Liquidity remained strong, with C$25.9bn of cash and balances at central banks, items in the course of collection from other banks, trading assets, loans and advances to banks and financial investments at 31 March 2011, compared to C$26.1bn at 31 December 2010. Loans and advances to customers increased to C$46.0bn from C$45.2bn at 31 December 2010, primarily due an increase in the balance of reverse repurchase agreements with customers. Excluding repurchase agreements, loans and advances decreased by C$0.2bn, as our commercial customers deleveraged their balance sheets.

Gross impaired loans were C$857m, an increase of C$59m compared with C$798m at 31 December 2010, but were C$143m lower than at 31 March 2010. Total impaired loans net of specific allowances for credit losses were C$630m at 31 March 2011, compared with C$571m at 31 December 2010. Total impaired loans includes C$116m (31 December 2010 - C$117m) of Consumer Finance loans, for which impairment is assessed collectively. The collective allowance applicable to Consumer Finance loans was C$140m compared to C$148m at 31 December 2010. The total collective allowance was C$387m compared to C$400m at 31 December 2010.

Total customer accounts decreased to C$44.3bn at 31 March 2011 from C$45.5bn at 31 December 2010. The main decreases were in fixed date personal deposits and interest-bearing current accounts.

Debt securities in issue increased to C$15.2bn at 31 March 2011 from C$14.8bn at 31 December 2010, primarily due to an increase in wholesale term deposits.

Business Performance in the First Quarter of 2011

Retail Banking and Wealth Management (RBWM)*

Profit before income tax expense was C$7m for the first quarter of 2011, compared with profit of C$6m for the first quarter of 2010. The increase in profit is largely attributable to the wealth management business as a result of strong sales and higher client trading volumes.

The RBWM business continued to focus on becoming the leading international premium bank in Canada, offering our premium customers global connectivity through innovative products providing them access to emerging market exposure and deepening our relationships with them through proposition based product packages and pricing.

*
In November 2010, our parent company announced that, with effect from March 2011, within the context of the customer group/global business view of HSBC Group's performance, Retail Banking and Wealth Management would be managed as a single global business. The business is the existing Personal Financial Services, with Global Asset Management moving from Global Banking and Markets to this new single business. Commentary in this news release related to Retail Banking and Wealth Management reflects the performance of Personal Financial Services and does not yet reflect the change in structure. These changes will be reflected in our second quarter 2011 results.

Net interest income was C$94m, a decrease of C$2m, or 2.1%, compared to the first quarter of 2010. This was primarily due to a combination of lower volumes and higher funding costs, partially offset by higher revenues in the securities business.

Net fee income was C$56m, an increase of C$8m, or 16.7%, compared to the first quarter of 2010 due to higher revenues from the wealth management business resulting from stronger sales and increased trading activity, and higher net Global Investor Immigration Services revenues.

Loan impairment charges and other credit risk provisions of C$2m were C$7m, or 77.8%, lower compared to the first quarter of 2010 due to a release of collective impairment provisions as a result of lower volumes and delinquencies.

Total operating expenses were C$149m, an increase of C$12m, or 8.8% compared to the first quarter of 2010 due to higher staff costs, as discussed under the analysis of the consolidated results.

Commercial Banking (CMB)

Profit before income tax expense was C$137m for the first quarter of 2011, compared with profit of C$153m for the first quarter of 2010. The decrease in profit largely reflects the slow pace of the global economic recovery, continued client deleveraging and its effect on our loan portfolio.

The CMB business continued to focus on its position as the Best Bank for Small Business through our Business Direct strategy and as the Leading International Bank for business by continuing to strengthen our cross border capabilities, particularly through our investment in Eastern Canada.

Net interest income was C$173m, a decrease of C$21m, or 10.8%, compared to the first quarter of 2010. Net interest income decreased as loan volumes declined by 8.4% due to client deleveraging, partially offset by growth in deposits.

Net fee income was C$69m for the first quarter of 2011, an increase of C$12m, or 21.1%, compared to the first quarter of 2010, driven largely by the growth of fees from bankers' acceptances and other credit-related products.

Loan impairment charges and other credit risk provisions decreased by C$13m, or 43.3%, to C$17m compared to the first quarter of 2010. A decrease in the loan portfolio, improved credit quality, and a reduction in the non-performing loans portfolio resulted in reduced levels of individually assessed impairment charges in the energy, wholesale and retail trade sectors and a release of collectively assessed impairments.

Total operating expenses were C$96m, an increase of C$17m, or 21.5%, over the same period in 2010 due largely to investments in our business, including personnel and marketing.

Global Banking and Markets (GBM)

Profit before income tax expense was C$79m for the first quarter of 2011, compared with profit of C$54m for the first quarter of 2010. The increase was mainly due to an increase in net interest income from reductions in funding and liquidity costs, higher available-for-sale asset balances and the positive impact from increases in the Bank of Canada interest rates, as well as gains from the disposal of certain financial investments.

The GBM business continued to focus on becoming the International Bank of choice by building a client-driven franchise serving the global needs of our core clients, delivering global products to Canadian clients and Canadian products to global clients.

Net interest income was C$49m, an increase of C$27m, or 122.7%, compared to the first quarter of 2010. This reflects the increase in the Bank of Canada interest rates, the benefit of higher available-for-sale asset balances and higher client spreads. Funding and liquidity costs also decreased due to the stability in the financial markets.

Net fee income was C$28m, a decrease of C$5m, or 15.2%, compared to the first quarter of 2010. This was caused by a decrease in credit fees due to a decrease in the loans outstanding and a decrease in advisory fees. This was partially offset by an increase in asset management fees on higher funds under management due to strong net sales and favourable equity market conditions.

Net trading income decreased by C$1m to C$21m in the first quarter of 2011 compared to the first quarter of 2010. Foreign exchange revenues increased due to strong customer activities, but were offset by a decrease in rates and credit trading revenues.

Gains from financial investmentsof C$16m from the disposal of assets held as available-for-sale were realized in the first quarter of 2011, which was a C$13m increase from the first quarter of 2010. As a result of improved market conditions, a portfolio of preferred shares was sold for a gain of C$6m and gains of C$10m were recognized on the sale of certain government and bank debt securities.

Loan impairment charges and other credit risk provisions were nil in the current quarter. A net recovery of C$2m was recorded in the first quarter of 2010 due to the release of collective impairment charges.

Total operating expenses were C$36m, an increase of C$7m, or 24.1%, compared to the first quarter of 2010 due to certain restructuring costs incurred and an increase in branch operation costs.

Consumer Finance (CF)

CF recorded a profit before income tax expense of C$8m for the first quarter of 2011, compared with a profit of C$18m for the first quarter of 2010. This decline was primarily due to a decrease in net interest income as a result of lower average receivables.

The primary focus of CF continued to be the improvement of the sales force's productivity and managing risk and credit quality.

Net interest income for the first quarter was C$70m, a decrease of C$13m, or 15.7%, compared with C$83m for first quarter of 2010. Average receivables declined by approximately C$0.5bn, or 16.0%, resulting in lower net interest income in the first quarter of 2011 compared with the same period in 2010. The lower average receivables were a result of credit tightening decisions taken in 2007 and 2008.

Net fee income increased by C$2m, or 25.0%, to C$10m in the first quarter of 2011, compared to the first quarter of 2010, mainly due to higher credit card interchange income, emanating from higher credit card transaction volumes and lower rewards costs.

Loan impairment charges and other credit risk provisions were C$30m, a decrease of C$2m, or 6.3%, compared to the first quarter of 2010, primarily due to lower receivables and delinquencies as a result of improved market conditions and a continued focus on improving the credit quality of the portfolios.

Total operating expenses of C$43m increased by C$2m, or 4.9%, compared to the first quarter of 2010, primarily due to higher marketing costs.

Other

Activities or transactions which do not relate directly to the above business segments are reported in Other. The main items reported under Other include a net loss from financial instruments designated at fair value and revenue and expense recoveries related to information technology activities performed on behalf of the HSBC Group companies. A loss before income tax expense of C$8m was recorded in Other in the first quarter of 2011, compared to a loss of C$7m in the first quarter of 2010 due to the impact of narrowing credit spreads on the fair value of our own debt obligations.

Dividends

During the first quarter of 2011, the bank declared and paid C$75m in dividends on HSBC Bank Canada common shares, unchanged from the same period in 2010.

Regular quarterly dividends of 31.875 cents per share have been declared on HSBC Bank Canada Class 1 Preferred Shares - Series C, 31.25 cents per share on Class 1 Preferred Shares - Series D, 41.25 cents per share on Class 1 Preferred Shares - Series E and 7.75 cents per share on Class 2 Preferred Shares - Series B. Dividends will be paid on 30 June 2011, for shareholders of record on 15 June 2011.

Transition to International Financial Reporting Standards ("IFRS")

These first quarter results have been prepared on an IFRS basis. As previously disclosed in our 2010 interim and annual reports, we adopted IFRS on 1 January 2011 and aligned our reporting format with our parent company, HSBC Holdings plc, which adopted IFRS in 2005. All prior period amounts referenced in this news release, which were previously prepared under Canadian generally accepted accounting principles ("Canadian GAAP"), have been restated on an IFRS basis.

The net impact of the adoption of IFRS on our opening shareholders' equity at the transition date of 1 January 2010 was a decrease of C$146m, primarily resulting from changes in accounting for securitized mortgages and employee defined benefit plans. In addition, non-controlling interests of C$430m, which was presented outside of shareholders' equity under Canadian GAAP, has been reclassified as a component of total equity under IFRS. Total assets were C$7.4bn higher, primarily due to the recognition of securitized mortgages that were derecognized from the balance sheet under Canadian GAAP.

The restated profit for the period for the first quarter of 2010 was C$154m on an IFRS basis, which is an increase of C$55m compared to the net income previously reported under Canadian GAAP of C$99m. The most significant differences between Canadian GAAP and IFRS affecting the profit for the restated and future periods are related to the change in accounting for securitized mortgages and the associated swap transactions, which were marked-to-market under Canadian GAAP but are not required to be recognized under IFRS because the assets and risk are consolidated within our financial results, and foreign exchange translation gains and losses on available-for-sale financial assets, which were recorded in other comprehensive income under Canadian GAAP but are recorded in income under IFRS.

A detailed description of the impact of the transition to IFRS on our accounting policies and a quantification of the significant differences between IFRS and Canadian GAAP was presented in the Management's Discussion and Analysis in our 2010 Annual Report. An update to that discussion will be included in our First Quarter 2011 Interim Report.

IFRS and related non-IFRS measures used in this News Release

The bank uses both IFRS and certain non-IFRS financial measures to assess performance. Securities regulators require that companies caution readers that earnings and other measures that have been adjusted to a basis other than IFRS do not have a standardized meaning under IFRS and are therefore unlikely to be comparable to similar measures used by other companies. The following outlines various non-IFRS measures that are regularly monitored by management:

Return on average common equity - Profit attributable to common shareholders on an annualized basis divided by average common equity, which is calculated using month-end balances of common equity for the period.

Post-tax return on average assets - Profit attributable to common shareholders on an annualized basis divided by average assets, which is calculated using average daily balances for the period.

Post-tax return on average risk weighted assets - Profit attributable to common shareholders on an annualized basis divided by the average monthly balances of risk weighted assets for the period. Risk weighted assets are calculated using guidelines issued by the Office of the Superintendent of Financial Institutions Canada ("OSFI") in accordance with the Basel II capital adequacy framework.

Cost efficiency ratio - Calculated as total operating expenses for the period divided by net operating income before loan impairment charges and other credit risk provisions for the period.

Adjusted cost efficiency ratio - Cost efficiency ratio adjusted to reflect intra-group charges and recoveries from HSBC Group entities on a net basis, consistent with our reporting to our Parent. These revenues and expenses are reported on a gross basis in "other operating income" and "general and administrative expenses" in our consolidated financial statements.

Net interest income, net fee income and net trading income as a percentage of total operating income - Net interest income, net fee income and net trading income for the period divided by net operating income before loan impairment charges and other credit risk provisions for the period.

Ratio of customer advances to customer accounts - Loans and advances to customers divided by customer accounts, using period-end balances.

Average total shareholders' equity to average total assets - average shareholders equity is calculated using month-end balances of total shareholders' equity for the period and average total assets are calculated using average daily balances for the period.
Caution concerning forward-looking statements

This document may contain forward-looking information, including statements regarding the business and anticipated actions of HSBC Bank Canada. These statements can be identified by the fact that they do not pertain strictly to historical or current facts. Forward-looking statements often include words such as "anticipates," "estimates," "expects," "projects," "intends," "plans," "believes," and words and terms of similar substance in connection with discussions of future operating or financial performance. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, technological change, global capital market activity, changes in government monetary and economic policies, changes in prevailing interest rates, inflation levels and general economic conditions in geographic areas where HSBC Bank Canada operates. Canada is an extremely competitive banking environment and pressures on the bank's net interest margin may arise from actions taken by individual banks or other financial institutions acting alone. Varying economic conditions may also affect equity and foreign exchange markets, which could also have an impact on the bank's revenues. The factors disclosed above are not exhaustive and there could be other uncertainties and potential risk factors not considered here which may impact the bank's results and financial condition. Any forward-looking statements speak only as of the date of this document. The bank undertakes no obligation to, and expressly disclaims any obligation to, update or alter our forward-looking statements, whether as a result of new information, subsequent events or otherwise, except as required by law.

About HSBC Bank Canada

HSBC Bank Canada, a subsidiary of HSBC Holdings plc, has more than 260 offices, including over 140 bank branches, and is the leading international bank in Canada. With around 7,500 offices in 87 countries and territories and assets of US$2,455bn at 31 December 2010, the HSBC Group is one of the world's largest banking and financial services organizations.

Media enquiries to:	Ernest Yee	604-641-2973
	Sharon Wilks	416-868-3878

Copies of HSBC Bank Canada's first quarter 2011 report will be sent to shareholders in May 2011.

Summary

	Quarter ended
	31 March 2011	31 March 2010	31 December 2010

For the period (C$m)
Profit before income tax expense	223	224	169
Net operating income before loan impairment charges and other credit risk provisions	630	613	653
Profit attributable to common shareholders	142	133	96

At period-end (C$m)
Shareholders' equity	4,414	4,216	4,426
Risk weighted assets 1	33,531	37,239	34,152
Loans and advances to customers (net of impairment allowances)	45,959	49,526	45,218
Customer accounts	44,252	42,294	45,460

Capital ratios (%)1
Tier 1 ratio	13.4	12.3	13.3
Total capital ratio	16.2	14.8	16.0

Performance ratios (%)2
Return on average common equity	16.6	16.2	10.8
Post-tax return on average total assets	0.72	0.67	0.47
Post-tax return on average risk weighted assets	1.7	1.4	1.1

Credit coverage ratio (%)
Loan impairment charges as a percentage of total operating income	7.8	11.3	17.6
Loan impairment charges as a percentage of average gross customer advances and acceptances	0.1	0.1	0.2
Total impairment allowances outstanding as a percentage of impaired loans and acceptances at the period end	69.9	62.2	73.1

Efficiency and revenue mix ratios (%)2
Cost efficiency ratio	57.0	52.2	56.7
Adjusted cost efficiency ratio	54.4	48.8	53.7
As a percentage of total operating income:
- net interest income	60.6	64.3	61.6
- net fee income	25.9	23.8	27.0
- net trading income	5.9	5.9	4.1

Financial ratios (%)2
Ratio of customer advances to customer accounts	103.9	117.1	99.5
Average total shareholders' equity to average total assets	5.5	5.3	5.5

Total assets under administration
Funds under management	32,057	30,382	31,501
Custodial accounts	1,128	2,009	1,303
Total assets under administration	33,185	32,391	32,804

1 Calculated using guidelines issued by OSFI in accordance with Basel II capital adequacy framework.
2 These are non-IFRS amounts or measures. Please refer to the discussion outlining the use of non-IFRS measures in this document.

Consolidated Income Statement (Unaudited)

	Quarter ended
Figures in C$m	31 March	31 March	31 December
(except per share amounts)	2011	2010	2010

Interest income	607	570	627
Interest expense	(225)	(176)	(225)

Net interest income	382	394	402

Fee income	183	166	198
Fee expense	(20)	(20)	(22)

Net fee income	163	146	176

Trading income excluding net interest income	36	31	24
Net interest income on trading activities	1	5	3

Net trading income	37	36	27

Net loss from financial instruments designated at fair value	(8)	(8)	(4)
Gains less losses from financial investments	16	3	-
Other operating income	40	42	52

Net operating income before loan impairment charges and other credit risk provisions	630	613	653
Loan impairment charges and other credit risk provisions	(49)	(69)	(115)
Net operating income	581	544	538

Employee compensation and benefits	(208)	(180)	(197)
General and administrative expenses	(137)	(127)	(157)
Depreciation of property, plant and equipment	(10)	(10)	(10)
Amortization of intangible assets	(4)	(3)	(6)
Total operating expenses	(359)	(320)	(370)
Operating profit	222	224	168

Share of profit in associates	1	-	1
Profit before income tax expense	223	224	169
Income tax expense	(63)	(70)	(51)

Profit for the period	160	154	118

Profit attributable to common shareholders	142	133	96
Profit attributable to preferred shareholders	15	15	15
Profit attributable to shareholders	157	148	111
Profit attributable to non-controlling interests	3	6	7

Average number of common shares outstanding (000's)	498,668	498,668	498,668
Basic earnings per common share	0.28	0.27	0.19

Consolidated Statement of Financial Position (Unaudited)

	At 31 March	At 31 March	At 31 December
Figures in C$m	2011	2010	2010

ASSETS

Cash and balances at central bank	63	95	79
Items in the course of collection from other banks	103	97	84
Trading assets	4,487	4,346	3,947
Derivatives	1,422	1,055	1,363
Loans and advances to banks	5,590	3,847	5,792
Loans and advances to customers	45,959	49,526	45,218
Financial investments	15,693	14,381	16,149
Other assets	599	412	567
Prepayments and accrued income	223	202	186
Customers' liability under acceptances	4,679	4,580	4,372
Interest in associates	43	43	43
Property, plant and equipment	119	144	123
Goodwill and intangibles assets	94	105	94
Total assets	79,074	78,833	78,017

LIABILITIES AND EQUITY

Liabilities
Deposits by banks	1,620	3,034	999
Customer accounts	44,252	42,294	45,460
Items in the course of transmission to other banks	178	87	101
Trading liabilities	3,419	3,236	2,764
Financial liabilities designated at fair value	976	1,133	983
Derivatives	1,244	960	1,161
Debt securities in issue	15,229	16,493	14,816
Other liabilities	1,705	1,266	1,531
Acceptances	4,679	4,580	4,372
Accruals and deferred income	553	541	583
Retirement benefit liabilities	253	234	267
Subordinated liabilities	322	329	324
Total liabilities	74,430	74,187	73,361

Equity
Preferred shares	946	946	946
Common shares	1,225	1,225	1,225
Other reserves	110	155	197
Retained earnings	2,133	1,890	2,058
Total shareholders' equity	4,414	4,216	4,426
Non-controlling interests	230	430	230
Total equity	4,644	4,646	4,656

Total equity and liabilities	79,074	78,833	78,017

Condensed Consolidated Statement of Cash Flows (Unaudited)

	Quarter ended
Figures in C$m	31 March	31 March	31 December
	2011	2010	2010

Cash flows generated from/(used in):
- operating activities	(525)	(156)	2,716
- investing activities	415	(1,386)	(408)
- financing activities	(93)	(198)	(293)

Net increase/(decrease) in cash and cash equivalents	(203)	(1,740)	2,015
Cash and cash equivalents, beginning of period	6,680	6,069	4,665
Cash and cash equivalents, end of period	6,477	4,329	6,680

Represented by:
- Cash and balances at central bank	63	95	79
- Items in the course of collection from other banks	(75)	10	(17)
- Loans and advances to banks of one month or less	5,590	3,847	5,792
- T-Bills and certificates of deposits of three months or less	899	377	826
Cash and cash equivalents, end of period	6,477	4,329	6,680

Customer Group Segmentation (Unaudited)

We manage and report our operations according to our main customer groups.

Figures in C$m
	Quarter ended 31 March 2011
	Retail Banking & Wealth Management	Commercial Banking	Global Banking and Markets	Consumer Finance	Other	Total

Net interest income/(expense)	94	173	49	70	$(4)	382
Net fee income	56	69	28	10	-	163
Net trading income	6	6	21	-	4	37
Net loss from financial instruments designated at fair value	-	-	-	-	(8)	(8)
Gains less losses from financial investments	-	-	16	-	-	16
Other operating income	2	1	1	1	35	40

Net operating income before loan impairment charges and other credit risk provisions	158	249	115	81	27	630
Loan impairment charges and other credit risk provisions	(2)	(17)	-	(30)	-	(49)

Net operating income	156	232	115	51	27	581

Total operating expenses	(149)	(96)	(36)	(43)	(35)	(359)

Operating profit/(loss)	7	136	79	8	(8)	222
Share of profit in associates	-	1	-	-	-	1

Profit/(loss) before income tax expense	7	137	79	8	(8)	223

	Quarter ended 31 March 2010
	Retail Banking & Wealth Management	Commercial Banking	Global Banking and Markets	Consumer Finance	Other	Total

Net interest income/(expense)	96	194	22	83	(1)	394
Net fee income	48	57	33	8	-	146
Net trading income	6	7	22	-	1	36
Net loss from financial instruments designated at fair value	-	-	-	(1)	(7)	(8)
Gains less losses from financial investments	-	-	3	-	-	3
Other operating income	2	4	1	1	34	42

Net operating income before loan impairment charges and other credit risk provisions	152	262	81	91	27	613
Loan impairment charges and other credit risk provisions	(9)	(30)	2	(32)	-	(69)

Net operating income	143	232	83	59	27	544

Total operating expenses	(137)	(79)	(29)	(41)	(34)	(320)

Operating profit/(loss)	6	153	54	18	(7)	224
Share of profit in associates	-	-	-	-	-	-

Profit/(loss) before income tax expense	6	153	54	18	(7)	224

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                              Date: 12 May 2011